

SECU[illegible] 07003333 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BREEZY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL
RECEIVED
PROCESSING
FEB 2 ? 2007
WASH. D.C.
186
SECTION

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NJ (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SHEFTS (201) 782-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BREEZY SECURITIES, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____



Signature

President

Title



Notary Public

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breezy Securities, Inc.

We have audited the accompanying statement of financial condition of Breezy Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breezy Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
January 18, 2007

BREEZY SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

REVENUES:		
Referral Income		$ 45,257
Other		340
Interest		658
Total Revenues		46,255
EXPENSES:		
Regulatory fees and expenses	$ 1,380	
Other expenses	25,020	
Total Expenses		26,400
Net Income		$ 19,855

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances - January 1, 2006	$ 1	$ 151,899	$(118,100)	$ 33,800
Net income for the year	-	-	19,855	19,855
Distribution to stockholder	-	-	(40,000)	(40,000)
Balances - December 31, 2006	$ 1	$ 151,899	$(138,245)	$ 13,655

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 19,855
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Operating Liabilities:	
Accounts payable	(50)
Net Cash Provided by Operating Activities	19,805
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
Distribution to Stockholder	(40,000)
Net Cash (Used) in Financing Activities	(40,000)
Decrease in Cash and Cash Equivalents	(20,195)
Cash and Cash Equivalents - Beginning of Year	36,600
Cash and Cash Equivalents - End of Year	$ 16,405
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 500
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business and General

Breezy Securities, Inc., (the "Company) is a corporation conducting business as a registered broker/dealer in securities.

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue Recognition

The Company records securities and client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents includes a money market fund totaling $14,415.

NOTE 2 - Capital Ratio

The capital ratio was 21%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $13,367, leaving an excess over requirements of $8,367.

NOTE 3 - S Corporation

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and State of New Jersey tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BREEZY SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2006

CREDIT ITEMS:

Total Stockholders' Equity			$ 13,655
DEBIT ITEMS:			
Haircut on Money Market Fund			288
Net Capital			13,367
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 8,367

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 2,750		
Divided by: Net Capital	$ 13,367	=	21%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $5,000)	$ 334
Minimum dollar net capital requirement	$ 5,000

SCHEDULE 2.

BREEZY SECURITIES, INC.
Reconciliation of the Computation of Net Capital
As of December 31, 2006

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 13,367
Net capital - per report pursuant to Rule 17a-5(d)	$ 13,367

Board of Directors
Breezy Securities, Inc.

In planning and performing our audit of the financial statements of Breezy Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Breezy Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Breezy Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Breezy Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
January 18, 2007

END